SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 FEB 23

BY COURIER

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 18 February 2005 as published in the South China Morning Post in Hong Kong on 21 February 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\ltr\SHMB-4Q2004.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





21 February 2005

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 18 FEBRUARY 2005 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2004 in Malaysia on 18 February 2005. The audited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2004 in Malaysia on 18 February 2005. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2004

	Three Months Ended		Twelve Months Ended	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**65,298**	**75,186**	**311,352**	**253,219**
Operating profit before exceptional items	4,068	13,555	59,247	33,876
Exceptional items	(16,989)	0	(16,989)	0
Operating profit/(loss) after exceptional items	(12,921)	13,555	42,258	33,876
Interest expense	(1,654)	(2,162)	(6,518)	(7,396)
Interest income	32	35	148	64
Share of results of associated companies	(49)	(358)	(842)	(1,834)
Profit/(Loss) before taxation	**(14,592)**	**11,070**	**35,046**	**24,710**
Tax expense	9,743	(739)	(1,309)	(7,496)
Profit/(Loss) after taxation	**(4,849)**	**10,331**	**33,737**	**17,214**
Minority Interests	(825)	(581)	(2,796)	(742)
Net Profit/(Loss) attributable to members of Shangri-La Hotels (Malaysia) Berhad	**(5,674)**	**9,750**	**30,941**	**16,472**
Basic Earnings/(Loss) per Ordinary Share (sen)	(1.29)	2.22	7.03	3.74
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

Note:

Exceptional Items

On 28 September 2004, the Board of Directors of SHMB resolved to embark upon a major redevelopment and repositioning exercise of Rasa Sayang Resort, which entails the closure of the Resort for an anticipated period of 18 to 24 months, and the consequential retrenchment of employees. The Resort ceased operations and closed from 1 December 2004.

The impairment of assets relating to the hotel building arising from the major redevelopment of Rasa Sayang amounting to RM33.200 million has been charged directly to the SHMB Group's Asset Revaluation Reserve. Correspondingly, the carrying value of the SHMB Group's hotel properties as at 31 December 2004 has also been adjusted to reflect the impairment charge of RM33.200 million.

In addition, the closure of Rasa Sayang for major redevelopment resulted in a net charge of RM16.989 million relating to retrenchment costs and certain assets written off. This net charge shown as exceptional items has been dealt with in the SHMB Group's Income Statement for the year ended 31 December 2004.

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Directors of SHMB are recommending a final dividend of 4.5% or 4.5 sen per share less tax of 28% (2003: final dividend of 3.5% or 3.5 sen per share less tax of 28%) in respect of the financial year ended 31 December 2004 for approval by the shareholders of SHMB at the forthcoming Annual General Meeting of SHMB to be held on Thursday, 19 May 2005.

This proposed final dividend, together with the interim dividend of 3.0% or 3.0 sen per share less tax of 28% paid to the shareholders of SHMB on 17 November 2004, will give a total dividend of 7.5% or 7.5 sen less tax at 28%, for the financial year ended 31 December 2004 (2003: 6.5% or 6.5 sen less tax of 28%), an increase of 1% on 2003. Subject to approval by the shareholders of SHMB, the final dividend is payable to the shareholders of SHMB on Monday, 20 June 2005.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 52.78%) IN THE FINANCIAL RESULTS OF SHMB FOR THE YEAR ENDED 31 DECEMBER 2004 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 18 February 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong,